Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Briarwood Entertainment Group, Inc.
1946 BRIARWOOD CT
ATLANTA, GA 30329
www.briarwoodent.com

Up to $107,000.00 in Common Stock at $0.20
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Briarwood Entertainment Group, Inc.
Address: 1946 BRIARWOOD CT, ATLANTA, GA 30329
State of Incorporation: GA
Date Incorporated: July 29, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 50,000 shares of Common Stock
Offering Maximum: $107,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.20
Minimum Investment Amount (per investor): $100.00

The Company and its Business

Company Overview

Briarwood Entertainment Group, Inc ("BEG") is focused on film, television, and music content production and creation, acquisition and distribution. BEG currently has a letter of intent to work with POP TV, a television broadcast network in over 88 million homes owned by CBS and Lions Gate, to produce a show entitled "The HitMaker." HitMaker, LLC is a wholly owned subsidiary of Briarwood Entertainment Group,Inc. HitMaker LLC owns the entire content which includes but not limited to future product extensions, music productions, licenses right of the HitMaker show. Briarwood Entertainment Group, Inc will directly share in all rights and benefits in perpetuity that directly comes from HitMaker,LLC .

Competitors and Industry

Entertainment Industry is used to describe the mass media companies that control the distribution and manufacture mass media entertainment. The industry includes sectors of music, television, radio, films, theater and more. Cable networks and streaming platforms such as Netflix, Hulu, and Sling have change the society watch movies and TV. Creative content is in very high demand.

Current Stage and Roadmap

Briarwood Entertainment Group, Inc is in the development stage. We have fostered relationships in the film, television and music industry which give BEG a solid foot hold in the industry. BEG is currently working with POP TV to develop the new show that highlights music producers entitled "The HitMaker. The HitMaker show is currently in pre-production.

The Team

Officers and Directors

Name: Mark Jones

Mark Jones's current primary role is with 1946 Briarwood Holding, LLC. Mark Jones currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President/Director
  Dates of Service: July 29, 2017 - Present
  Responsibilities: Mark Jones is responsible for content development, content acquisition, and joint venture agreements. Mr. Jones is currently working with production companies around the world to establish relationship for new content.

- **Position:** Founder
  Dates of Service: July 29, 2017 - Present
  Responsibilities: Mark Jones founded Briarwood Entertainment Group, Inc.

Other business experience in the past three years:

- **Employer:** 1946 Briarwood Holding, LLC
  Title: Managing Partner
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Mark Jones is responsible for booking studio time for pre-production, production, and post-production.

Name: Marc A Robinson

Marc A Robinson's current primary role is with Gilbarco Veeder Root. Marc A Robinson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer (COO)/ Director
  Dates of Service: July 29, 2017 - Present
  Responsibilities: Handle the full operations of Briarwood Entertainment Group,Inc. Marc Robinson executes the vision of BEG. Mr.Robinson works with outside vendors for production filming, marketing, social network marketing, etc.

Other business experience in the past three years:

- **Employer:** Gilbarco Veeder Root
  Title: Information Technology/End User Computing Leader

Dates of Service: December 15, 2005 - Present
Responsibilities: Manage, develop, and train IT staff both regionally and globally; Identify opportunities for growth, develop, and implement process improvements; Responsible for managing a high dollar budget for information technology infrastructure; Bridge relationships between internal IT teams as well as cross departmental functions to achieve resolutions for reported issues and completion of designated projects; Responsible for implementing cost savings measures that improved service delivery without compromising quality

Name: Kenyatto M Jones

Kenyatto M Jones's current primary role is with BEAR BULL MARKET DIVIDENDS, INC.. Kenyatto M Jones currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Compliance Officer/Secretary/Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: In charge of overseeing and managing compliance issues within the organization, ensuring that the company is complying with regulatory requirements and that the company and its employees are complying with internal policies and procedures.

Other business experience in the past three years:

- **Employer:** BEAR BULL MARKET DIVIDENDS, INC.
  Title: CEO/President
  Dates of Service: January 02, 2012 - Present
  Responsibilities: Managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common shares in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational or that the product may never be HitMaker used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Briarwood Entertainment Group,Inc was formed on 07/29/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Briarwood Entertainment Group,Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The HitMaker Show is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Briarwood Risk Factors Related to our Industry and Business

We have a limited operating history. The Company was formed in July 2017, and the Company has only recently begun to focus its operational efforts on film, television, and music content creation and distribution. The Company cannot assure at this time that it will operate profitably or that it will have adequate working capital to meet its obligations as they become due. Management believes that the Company's success will depend in large part on the ability of the Company to begin production of a television show with CBS and Lions Gate entitled The HitMaker. The Company intends to invest heavily the development and production of The HitMaker. As a result, the Company will likely incur operating losses for the foreseeable future. We have never produced, distributed or marketed a television show. We intend to rely on a number of production, distribution, and marketing methods. Our primary focus will be the production, distribution, and marketing of The HitMaker. Our management team has never produced, distributed or marketed a television show. Production, distribution, and marketing of television shows is highly competitive and there can be no assurance that we will be able to successfully market our show. We cannot guarantee that we will ever successfully produce "The Hitmaker," or that if we do, that we will ever be profitable. The Company's business plan is highly speculative, and we may not ever have sufficient financing to successfully produce The HitMaker. The Company cannot provide any assurance that we will be able to execute our business plan and successfully produce, market and distribute The Hitmaker, or that the Company will earn any revenues or profit from The HitMaker or any other future entertainment projects. The Company cannot provide any assurance that investors will not lose their entire investment. Competition in the entertainment industry may make it difficult to succeed long-term. The television, recorded music, and music publishing industries are highly competitive. Our competition includes major media and entertainment studios, independent film and music production companies, and television networks, both generally and concurrently at the time of release of our respective content. We compete with larger production studios that are better capitalized, who can fund projects based on the returns of prior productions. We will compete with these companies for artists, talent, airtime, and space in retail outlets. We are not at present, and do not expect in the foreseeable future to be, a significant participant in this marketplace. The market for music and television production, distribution, and marketing is very competitive, and our lack of experience, compared to that of these competitors, may impair our ability to successfully produce content that creates a positive return on investment. Furthermore, we face indirect competition from alternative forms of leisure, such as travel, sporting events, outdoor recreation, and other cultural activities. The entertainment industry is highly competitive, rapidly evolving, and subject to constant change. Other entertainment companies currently offer one or more of the types of television show we plan to produce, as well as the music production we plan to offer. In addition, our music and television productions will compete for audience acceptance and exhibition outlets with music and television shows produced and distributed by other larger, more established companies. As a result, the success of any of our recorded music products or television shows is dependent not only on the quality and acceptance of a particular production, but also on numerous independent companies with whom we may partner. Some of our competitors in the music business will include Motown, Time Warner Inc., Universal Music Group, Sony BMG, and EMI, and numerous independent companies. We expect that our film business will compete with well-established companies, including MGM, DreamWorks, Time Warner Inc., Sony, Paramount, and Universal, as well as numerous small independent companies, all of which produce, develop or market television programs and films. The Company must respond successfully to ongoing changes in the entertainment industry and consumer viewing patterns to remain competitive. The Company expects that a substantial portion of its revenues and profits will be derived from the production and licensing of video and entertainment offerings. The video entertainment industry is evolving, with developments in technology leading to new video services that are experiencing rapid growth, resulting in higher overall video content consumption as well as a shift in consumer viewing patterns as consumers seek more control over when, where, and how they view video content. These changes pose risks to the traditional U.S. television industry and some of the Company's business models, including the disruption of the traditional television content delivery model by video streaming services, some of which are growing rapidly. The Company's strategy to address these risks, including continuing to produce high-quality original content, and investing in technology and working with partners to enhance our planned content offerings, may not be successful. The Company may incur significant costs to implement its strategy and respond to and mitigate the risks from these changes, and, if not successful, could experience a significant adverse impact on the Company's competitive position, businesses and results of operations. The popularity of entertainment content is difficult to predict and can change rapidly, and low public acceptance of the Company's content will adversely affect its results of operations. The revenues expected from the sale, distribution, and licensing of television programming, music, and other content will depend primarily on widespread public acceptance of that content, which is difficult to predict and can change rapidly. The Company must invest substantial amounts in the production and marketing of its anticipated content before it learns whether such content will reach anticipated levels of popularity with consumers. The popularity of the Company's future content will depend on many factors, only some of which will be within the Company's control. Examples include the popularity of competing content (including locally-produced content internationally), the availability of alternative forms of leisure and entertainment activities, the Company's ability to maintain or develop strong brand awareness and target key audiences, and the Company's ability to successfully anticipate (and timely adapt its content to) changes in consumer tastes in the countries and territories in which the Company operates. Low public acceptance of the Company's content would adversely affect its results of operations. Generally, entertainment content that performs well upon initial release also has continued commercial success in subsequent distribution channels. Therefore, the underperformance of our planned content upon its initial public release would likely result in lower than expected revenues for the Company from subsequent licenses of the content in future formats and through different venues. If the Company's planned initial television show The HitMakers fails to achieve commercial success upon release, it may limit the Company's ability to create or produce new television or music content thereafter. The failure to develop successful new content would have an adverse effect on the Company's results of operations. Consumer purchasing habits are not consistent throughout the year. Sales of music and licensed goods concepts are seasonal, with a high percentage of retail sales occurring during the third and fourth quarters of the calendar year. As a result of the seasonal nature of our industry, we would be significantly and adversely affected by unforeseen events that negatively impact the retail environment or consumer buying patterns, particularly if such events were to impact the key-selling seasons. Changes in the U.S. entertainment industry and consumer viewing and listening methods and patterns may be outside the Company's control. While the Company supports the development of better consumer interfaces, the development and implementation of these interfaces are often outside the Company's control. In addition, the Company may not be able to adapt its business model and content offerings to changing consumer patterns, which would adversely affect the Company's results of operations. Advances in technology may have a material adverse effect on our revenues. Advances in technology may affect the manner in which entertainment content is distributed to consumers. These changes, which might affect the entertainment industry as a whole, include the proliferation of digital music players, cloud-based services that allow consumers to download and store single songs, and pay-per-view video services. These developments have created new outlets for consumers to purchase entertainment content. These new outlets may affect the quantity of entertainment products available for purchase and may reduce the amount that consumers are willing to pay for particular content. As a result, there could be a negative impact on our ability to sell our planned content. Any failure to adapt our business model to these changes could have a material adverse effect on our revenues. Our success will depend to a large degree on external factors in the music and film industries. Operating in the music and television industries involves a substantial degree of risk. Each television or music production is dependent on individual and unique artistic work, and unpredictable audience reactions determine commercial success. The commercial success of a music or television project also depends on: • the quality and acceptance of other competing records or television shows released into the marketplace at or near the same time; • critical reviews; • the availability of alternative forms of entertainment and leisure activities; • general economic conditions; and • various other tangible and intangible factors. Each of these factors is subject to change and cannot be predicted with certainty. There can be no assurance that our planned television project and any future television or music projects will receive favorable ratings or reviews or that consumers will purchase our entertainment products and services. The Company's results of operations may be adversely affected if the Company's efforts to increase sales of its video content and make digital ownership of content more compelling to consumers are not successful. Several factors have contributed to an industry-wide decline in sales of entertainment products in physical formats in recent years, including consumers shifting to on-demand video and music subscriptions and electronic purchases and rentals; consumers electing to rent rather than purchase content; changing retailer strategies and initiatives (for example, reduction in floor space devoted to home entertainment products in physical formats); retail store closures; weak economic conditions; increasing competition for consumer discretionary time and spending; and piracy. The Company's efforts to offset the decline in sales of entertainment products in physical formats and to make digital ownership of content more attractive to consumers may not be successful or may take several more years to become successful. The Company may be adversely affected if distributors fail to adequately promote our creative projects. Decisions regarding the timing of release and promotional support for The HitMaker, future music and television content, and related licensing products will be important in determining the success of the Company. As with most production companies, we will not control the manner in which our distributing partners distribute our content to final consumers. Although our distributors will have a financial interest in the success of our projects, decisions by our distributors to not promote our projects or to promote a competitor's products would likely have a material adverse effect on our business and financial condition. If the Company fails to compete successfully against alternative sources of entertainment, there may be an adverse effect on the Company's results of operations. The Company will compete with other sources of entertainment, including television, premium pay television services, on demand video subscriptions, feature films, the Internet, home entertainment products, videogames, social networking, print media, pirated content, live sports and other entertainment events, for consumers' leisure and entertainment time and discretionary spending. The increased number of media and entertainment choices available to consumers has made it much more difficult to attract and obtain their attention and time. There can be no assurance that the Company will be able to compete successfully in the future against its many competitors. The Company must protect its intellectual property. We will rely on copyright, trademark, and other proprietary rights law to protect the intellectual property of video and music projects. Our business is subject to the risk of third parties infringing on these intellectual property rights. We may need to pursue litigation to protect our intellectual property and that of our authorized licensors, which could result in substantial costs and divert resources. Threats of piracy of the Company's content, products, and other intellectual property may further decrease the revenues received from the legitimate sale, licensing, and distribution of its content and adversely affect its business and profitability. The Company may be the victim of copyright piracy and be negatively affected this practice, and any piracy of the Company's content, products and other intellectual property could reduce the revenues the Company earns from the legitimate sale, licensing and distribution of its content, products and other intellectual property. The risks relating to piracy have increased in recent years due to technological developments that have made it easier to create, distribute and store high-quality unauthorized copies of content, such as the proliferation of cloud-based storage and streaming services, increased broadband Internet speeds and penetration rates, and increased availability and speed of mobile data transmission. Piracy is particularly prevalent in countries that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in those parts of the world can attract viewers from anywhere in the world. Once our projects are produced for mass distribution, the Company plans to devote the necessary resources to protect its content, products and intellectual property, but these efforts to enforce rights and combat piracy may not be successful. Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets. In addition to relying on copyright laws to protect our anticipated video and music content, we plan to rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements will be used, for example, when we talk to potential strategic partners. Nevertheless, there can be no guarantee that an outside party will not make an unauthorized disclosure or use of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor would make use of such information, and that our competitive position would then be compromised in spite of any legal action we might take against persons making such unauthorized disclosures. We also plan to keep as trade secrets certain technical and proprietary information where we do not believe patent protection is appropriate, desirable or obtainable. However, trade secrets are difficult to protect. Although we plan to use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside collaborators, partners, former partners and other advisors may unintentionally or willfully disclose our trade secrets to competitors or otherwise use misappropriated trade secrets to compete with us. It can be expensive and time consuming to enforce a claim that a third party illegally obtained and is using our trade secrets. Furthermore, the outcome of such claims is unpredictable. In addition, courts outside the US may be less willing to or may not protect trade secrets. Moreover, our competitors may independently design around our trade secrets or develop equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights. Where a third party independently designs around our trade secrets or develops equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights, they may be able to seek patent protection for such equivalent knowledge, methods and know-how. This could prohibit us from practicing our own trade secrets we may develop. The Company may be subject to claims that it infringed intellectual property rights of others, which could require the Company to change its business practices. Successful claims that the Company infringes on the intellectual property rights of others could require the Company to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, be prohibited preliminarily or permanently from further use of the intellectual property in question or require the Company to change its business practices to stop the infringing use, which could limit its ability to compete effectively. Even if the Company believes a claim of intellectual property infringement is without merit, defending against the claim would likely be time-consuming and costly and divert management's attention and resources away from its focus on producing video and music content. We may be negatively affected by adverse general economic conditions. Current conditions in domestic and global economies are extremely uncertain. Adverse changes may occur as a result of softening global economies, wavering consumer confidence caused by the threat of terrorism and war, and other factors capable of affecting economic conditions. Such changes could have a material adverse effect on our business, financial condition, and results of operations. The Company's businesses are subject to labor interruption. The Company and some of its suppliers and business partners will retain the services of writers, directors, actors, technicians, trade employees and others involved in the development and production of television and music content, who will likely be covered by collective bargaining agreements. If negotiations to renew expiring collective bargaining agreements were not successful or became unproductive, the affected unions could take actions such as strikes, work slowdowns or work stoppages. Such actions or the possibility of such actions could result in delays in the production of the Company's television and music content. The Company could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms. Many of the collective bargaining agreements that will cover individuals that provide services to the Company are industry-wide agreements, and the Company will lack practical control over the negotiations and terms of these agreements. Depending on their duration, such union or labor disputes could have an adverse effect on the Company's results of operations. We may incur significant debt to finance our operations. There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness, or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's needs or to otherwise provide the capital necessary to conduct its business. The Company is dependent on the performance of certain personnel. The Company's success depends substantially on the performance of its executive officers and key employees. Given the Company's early stage of development and launch of its business plan, the Company is dependent on its ability to retain and motivate high quality personnel. Although the Company believes it will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its products. Mark Jones, the Company's President and CEO, Kenyatto Jones, and Marc Robinson are not devoting their full-time working efforts to the Company, and the Company does not have any other employees, and any other Company service providers may only be available to the Company on a part-time basis. The loss of one or more of its key employees or the Company's inability to hire and retain other qualified employees, including but not limited to content production staff, sales staff, and corporate office support staff, could have a material adverse effect on the Company's business. Our success also depends in part on our management's expertise managing a public company, and our management has limited expertise in this area. If our management is not able to manage the Company properly as a public company, our business would be harmed. Mark Jones, our President and CEO, Kenyatto Jones, and Marc Robinson have limited experience in management positions with public companies. If our management is not able to successfully manage the Company as a public company, including complying with various regulatory, disclosure and reporting obligations of public companies, our business would be harmed. The Company has not established consistent methods for determining consideration paid to management. The consideration being paid by the Company to its management has not been determined based on arm's length negotiation. The Company may grant profits interests to certain of its executive officers in addition to stock options, which may further dilute shareholders' ownership of the Company. While management believes that management's current consideration is fair for the work being performed and services being provided by them, there is no assurance that the consideration reflects the true market value of the services. There is no guarantee that the Company will pay dividends to its shareholders. The Company does not anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors. A small group of Company employees and their related parties hold a majority of the control of the Company. As of June 30,2018, the Company's executive officers, directors, affiliates and entities controlled by them owned approximately 86% of the Company's outstanding common stock. By virtue of such stock ownership, the principal shareholders are able to control the election of the members of the Company's Board of Directors and to generally exercise control over the affairs of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. There can be no assurance that conflicts of interest will not arise with respect to such directors or that such conflicts will be resolved in a manner favorable to the Company. Management cannot guarantee that its relationship with the Company does not create conflicts of interest. The relationship of management and its affiliates to the Company could create conflicts of interest. While management has a fiduciary duty to the Company, it also determines its compensation from the Company. Management's compensation from the Company has not been determined pursuant to arm's-length negotiation. The Company may sustain losses that cannot be recovered through insurance or other preventative measures. There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its business. Once capital is available to purchase insurance, the Company plans to maintain comprehensive liability and property insurance at customary levels, and the Company does not currently have any insurance. The Company will also evaluate the availability and cost of business interruption insurance. Should uninsured losses occur, shareholders could lose their invested capital. We may be subject to liabilities that are not readily identifiable at this time. The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs we would be required to be pay, regardless of the level of business or profitability experienced by the Company. There is no assurance that the Company will be able to pay all of its liabilities. Furthermore, the Company is always subject to the risk of litigation from customers, suppliers, employees, and others because of the nature of its business, including, but not limited to, consumer lawsuits. Litigation can cause the Company to incur substantial expenses and, if cases are lost, judgments, and awards could add to the Company's expenses. In the course of business, the Company may incur expenses beyond what was initially anticipated. The Company may incur substantial cost overruns in the production of The HitMakers. Management is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in its business plan if it is unable to obtain the additional funds necessary to implement its business plan. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of shareholders' investment in the Company would be diminished. The Company may be subject to liens if it is unable to pay its debts. If the Company fails to pay for materials and services for its business on a timely basis, the Company's assets could be subject to materialman's and mechanic's liens. The Company may also be subject to bank liens in the event that it defaults on loans from banks, if any. The Company will rely on management to execute the business plan and manage the Company's affairs. Under applicable state corporate law and the bylaws of the Company, the officers and directors of the Company have the power and authority to manage all aspects of the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to its directors and executive officers. There is no assurance the Company will always have adequate capital to conduct its business. The Company will have limited capital available to it, to the extent that the Company raises capital from this offering. If the Company's available capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Company's financial condition, results of operations and business performance would be materially adversely affected. The Company is required to indemnify its directors and officers. The Company's Bylaws provide that the Company will indemnify its officers and directors to the maximum extent permitted by Georgia law, provided that counsel has not advised the Company that the officer or director acted in bad faith or breached his or her duty to us or our stockholders, that the officer or director acted in bad faith, or that it is more likely than not that it will ultimately be determined that the officer or director has not met the standards of conduct which make it permissible for under California law for the Company to indemnify the officer or director. If the Company were called upon to indemnify an officer or director, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Company's business. Risks Relating to Our Common Stock We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value. Our Articles of Incorporation authorize the issuance of 150,000,000 shares of common stock, par value $0.0001 per share, of which 2,000,000 shares were issued and outstanding as of June 30, 2017. The future issuance of common stock will likely result in substantial dilution in the percentage of our common stock held by our then-existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares. There is currently no established public trading market for our securities, and an active trading market in our securities may never develop, or, if developed, it may not be sustained. Federal and state securities laws will limit secondary trading of our securities, which will restrict your ability to sell the shares we are offering. Secondary trading in common stock sold in this offering will not be possible until the common stock is registered or qualified for sale under the applicable federal and state securities laws, or there is confirmation that an exemption is available for secondary trading in a particular state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our common stock being offered to you, you would not be able to offer or sell your common stock, thus causing you to realize a loss on your investment. We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock. We may finance our operations and develop strategic relationships by issuing equity or debt securities, which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline. We have used an arbitrary offering price. The offering price of $.20 per share of common stock was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the

Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering. Investors may never receive cash distributions, which could result in an investor receiving little or no return on his or her investment. Distributions are payable at the sole discretion of our board of directors. We do not know the amount of cash that we will generate, if any, once we have productive operations. Cash distributions are not assured, and we may never be in a position to make distributions. Even if a market develops for our shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity. If a market for our shares develops, the share price may be volatile with wide fluctuations in response to several factors, including: potential investors' anticipated feeling regarding our results of operations; increased competition; and our ability or inability to generate future revenues. In addition, if our shares are quoted on the OTC Link or another quotation board, our share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. In addition, even if our stock is approved for quotation by a market maker through the OTCQB, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. These factors, which are not under our control, may have a material effect on our share price. Because our offering does not have a minimum offering amount, we may not raise enough funds to continue operations. Because our offering lacks a minimum offering amount, no minimum amount of funds are assured, and we may only receive proceeds sufficient to fund operations for a short amount of time. We may then have to cease operations, and investors could then lose their entire investment. Purchasers of our stock will experience dilution. At June 30,2018, we had a negative net tangible book value of approximately $.20 per share of our common stock. If you purchase our common stock from us, you will experience immediate and substantial dilution to the extent of the difference between the offering price per share of our common stock ($,20 per share) and the pro forma net tangible book value per share of our common stock immediately after the offering of $.20 per share.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark A Jones	5,500,000	Common stock	68.75
Kenyatto Jones	2,500,000	Common stock	31.25

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 150,000,000 with a total of 8,000,000 outstanding.

Voting Rights

The common stock of the corporation shall have the following voting rights: every holder of record of the common stock shall be entitled to one (1) vote in person or by proxy on each matter submitted to a vote at a meeting of the shareholders for each share of the common stock held of record by such holder as of the record date of such meeting.

Material Rights

The common stock of the corporation shall have the following voting rights: every holder of record of the common stock shall be entitled to one (I) vote in person or by proxy on each matter submitted to a vote at a meeting of shareholders for each share of the common stock held of record by such holder as of the record date of such meeting. No shareholder of the corporation shall have any pre-ernptive right to purchase, subscribe for or otherwise acquire any shares of stock of any class of the corporation, or any series of any class, or any options, rights or warrants to purchase shares of any class, or any series of any class, or any other securities of the corporation convertible into or carrying an option to purchase shares of any class, or any series of any class, whether now or hereafter authorized, and the Board of Directors of the corporation may authorize the issuance of shares of stock Of any class, and series of the same class, or options, rights, or warrants to purchase shares of any class, or any series of any class, or any securities convertible into or carrying an option to purchase shares of any class, or any series of any class, without offering such issue of shares, options, rights, warrants or other securities, either in whole or in part, to the shareholders of the corporation.In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

The amount of securities outstanding is 0.

Material Rights

I. DESIGNATION AND AMOUNT

a. Briarwood Entertainment Group, Inc (the "Corporation") hereby designates a series of preferred stock as "Series A Preferred Stock" in the amount of ten million (10,000,000) shares (the "Series A Preferred Stock"). To this day, the Company has 0 Series A Preferred Stock issued.

II. VOTING

a. The shares of outstanding Series A Preferred Stock shall have the right to take action by written consent or vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series A Preferred Stock shall always constitute sixty-six and two thirds (66 2/3rds) of the voting rights of the Corporation. The 66 2/3rds voting rights may be exercised by vote or written consent based on the will of eighty percent (80%) of the holders of Series A Preferred Stock. Except as otherwise required by law or by the Articles of Incorporation of which this designation is a part, the holders of shares of common stock and Series A Preferred Stock shall vote together and not as separate classes.

IIl. CONVERSION

a. Shares of Series A Preferred Stock shall not be convertible into the Common Stock, nor shall such shares have any liquidation or dividend preference over the Corporation's common stock.

VI. NOTICES

a. Any notice required or permitted by the provisions of this Article to be

given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Georgia Business Corporation Code and shall be deemed sent upon such mailing or electronic transmission.

VII. NO OTHER RIGHTS DESIGNATED

a. Except as expressly designated herein, there are no other rights or preferences related to the Series A Preferred Shares, including without limitation any rights to dividends, liquidation preferences, or seniority to other classes and series of stock.

What it means to be a minority holder

As a minority holder of Briarwood Entertainment Group, Inc of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
The company can operate 6 months without generating revenue. The officers of the company will finance the content and production cost.

Foreseeable major expenses based on projections:
The major expenses will be filming of the television show "The HitMaker".

Future operational challenges:
The future operational challenges will be lack of timing to market show to the masses. In order to attract major companies to advertise we will need the viewership on the POP network. Social Media marketing is very important to driving traffic and converting followers on social media to become viewers for the television show.

Future challenges related to capital resources:
Some of the challenges for having limited capital resources could be ownership of the content. Lack of capital will put Briarwood Entertainment in a position to sell it's content to the major network. Having adequate capital will allow us to own the content and license to the major network. This will be a continual income stream.

Future milestones and events:
Briarwood will work with major networks in joint venture agreements. This will majorly impact the growth of our company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has received loans from it's founder Mark A Jones. Mr. Jones currently has a credit card with Capital One with available credit of $25,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

2018 Briarwood Entertainment has other capital resources available to assist in funding the projects. These resources includes lines of credit and credit cards in the name of Mark A Jones, CEO, President, and Founder.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign is necessary to the viability of the companies success. We have currently engaged with Brunson Chandler and Jones, PLLC in filing a Regulation A+ and is currently awaiting approval.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If Briarwood raise the minimum offering we will be able to operate effectively. Briarwood will have a sizzle reel to engage corporate advertisers through the help of an contracted advertising brokerage company.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate if we raise the maximum funding goal. The funds will allow Briarwood to film 2 episodes of "The HitMaker Show" and deliver it to POP TV for distribution first quarter 2019.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Briarwood Entertainment will have a future capital raise upon approval of Regulation A+ with the SEC. This will allow us to raise up to $50,000,000 for content development, content acquisition and joint venture agreements with local and national production companies.

Indebtedness

- **Creditor:** Mark A Jones
  Amount Owed: $8,205.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Mark A Jones, Founder, CEO/President loaned Briarwood Entertainment Group, Inc. $8,205. The current interest rate 0% and the loan is due on demand.

Related Party Transactions

- **Name of Entity:** Mark A Jones
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Mark A Jones is the CEO/President, and founder of Briarwood Entertainment Group, Inc.
  Material Terms: As of June 30,2018 Mark A Jones loan the company $8,205. The interest rate on the loan is 0% and is due on demand

Valuation

Pre-Money Valuation: $1,600,000.00

Valuation Details: The company has a letter of intent with POP TV for 13 episodes of "HitMaker". Briarwood Entertainment will participate in advertising revenue as well as brand integration. Briarwood will license content to several streaming platforms which will provide a solid conservative valuation. We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  We will shoot the sizzle reel for the show "The HitMaker". The sizzle reel will be used for the television network for marketing purposes and the contracted advertising company to show to potential corporate advertisers and brand interrogators to advertise with the show.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Pay for 2 episodes of "The HitMaker"*
  94.0%

POP TV requires 2 episodes upfront. The 2 episodes must be completed and ready to air on television first quarter 2019.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.briarwoodent.com (Investor Relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/briarwood-entertainment-groupinc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Briarwood Entertainment Group, Inc.

[See attached]

I, _**Mark A Jones**_ (Print Name), the _**President/ CEO**_ (Principal Executive Officers) of _**Briarwood Entertainment Group, Inc.**_ (Company Name), hereby certify that the financial statements of _**Briarwood Entertainment Group, Inc.**_ (Company Name) and notes thereto for the periods ending _**June 30, 2018**_ (beginning date of review) and _____ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year _**2018**_ the amounts reported on our tax returns were total income of $__**0**__ ; taxable income of _**$ (8,130)**_ and total tax of _**$ 0**_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _**June 30, 2018**_____ (Date of Execution).



_____ (Signature)

CEO/President (Title)

10/14/18 _____ (Date)

Briarwood Entertainment Group, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
June 30,2018

Briarwood Entertainment Group, Inc.
Index to Financial Statements
(unaudited)

3

BRIARWOOD ENTERTAINAMNET GROUP, INC.
BALANCE SHEETS
(unaudited)

	June 30, 2018

ASSETS

Current assets		
Cash & cash equivalents	$	75
Total Current Assets		75
Total assets	$	75

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities	
Loan payable - related party	8,205
Current liabilities	8,205
Stockholders' deficit	
Common stock; $0.0001 par value, 10,000,000 shares authorized; 8,000,000 shares issued and outstanding as of June 30, 2018.	800
Discount on Common Stock	(800)
Accumulated deficit	(8,130)
Total stockholders' deficit	(8,130)
Total liabilities and stockholders' deficit	$ 75

The accompanying notes are an integral part of these unaudited condensed financial statements.

Working capital   (8,130)

-

BRIARWOOD ENTERTAINAMNET GROUP, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	For the year ended June 30, 2018
Operating expenses	8,130
Net loss before income taxes	(8,130)
Net loss	$ (8,130)
Loss per share - basic and diluted	$ (0.0026)
Weighted average shares - basic and diluted	3,080,119

The accompanying notes are an integral part of these unaudited condensed financial statements.

BRIARWOOD ENTERTAINAMNET GROUP, INC.

STATEMENT OF CHANGE IN EQUITY (DEFICIENCY)

(EXPRESSED IN USD)

Year Ended June 30, 2018

| | Share capital | | | | |
	Number of Common Shares	Amount ($)		Total ($)	
Shares issued to founders	8,000,000	$	800	$	800
Discount on Common Stock		$	(800)	$	(800)
Net loss for the year		$	(8,130)	$	(8,130)
Balance, December 31, 2017	**8,000,000**	**$**	**(8,130)**	**$ (8,130)**	

	Preferred Stock		Common stock		Additional Paid-in	Accumulated Deficit	Total Stockholder
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	-	$ -	$ -	$ -
Issuance of founders stock	-	-	8,000,000	8,000	-	-	8,000
Shares issued for services	-	-	-	-	-	-	-
Discount on Common Stock	-	-	-	-	-	(800)	(800)
Net income (loss)	-	-	-	-	-	(8,130)	(8,130)
June 30, 2018	-	$ -	8,000,000	$ 8,000	$ -	$ (8,930)	$ (930)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
June 30, 2019	-	$ -	8,000,000	$ 8,000	$ -	$ (8,930)	$ (930)

BRIARWOOD ENTERTAINAMNET GROUP, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	For the year ended June 30, 2018
OPERATING ACTIVITIES	
Net loss	$ (8,130)
Net cash used in operating activities	(8,130)
FINANCING ACTIVITIES	
Notes payable - related party	8,205
Net Cash Flows provided financing activities	8,205
Net decrease in cash & cash equivalents	75
Cash & cash equivalents, beginning of period	-
Cash & cash equivalents, end of period	$ 75

The accompanying notes are an integral part of these unaudited condensed financial statements.

Briarwood Entertainment Group, Inc.
Notes to Unaudited Condensed Financial Statements

NOTE 1 - NATURE OF OPERATIONS

NATURE OF OPERATIONS

Briarwood Entertainment Group, Inc. ("Briarwood" or "the Company") was incorporated on July 29, 2017 under the laws of the state of Georgia to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception.

Briarwood Entertainment Group, Inc is a multi-media company that engage in acquisitions, joint ventures, mergers, and creations of short films, featured films, reality family shows, music production and product/merchandise extensions. We look to partner with script writers, film and television production that have great content but lack the financial resources to produce the content.

Basis of Presentation

The accompanying condensed balance sheet as of June 30, 2018, which has been derived from the Company's unaudited financial statements as of that date, and the unaudited interim condensed financial information of the Company as of and for the six months ended June 30, 2018 have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial. In the opinion of management, such financial information includes all adjustments considered necessary for a fair presentation of the Company's financial position at such date and the operating results and cash flows for such periods. Operating results for the interim period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire year.

Certain information and footnote disclosure normally included in financial statements in accordance with generally accepted accounting principles have been omitted pursuant to the rules of the United States Securities and Exchange Commission ("SEC"). These unaudited condensed interim financial statements should be read in conjunction with our audited financial statements and accompanying notes included in the Amended Company's Annual Report on Form 10-K for the year ended June 30, 2018, filed with the SEC on April 19, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The cash and cash equivalents were $75 as of June 30, 2018.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high quality banking institutions. The Company did not have cash balances in excess of the Federal Deposit Insurance Corporation limit as of June 30, 2018.

INCOME TAXES

Under ASC 740, "Income Taxes," deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized. As of June 30, 2018, there were no deferred taxes due to the uncertainty of the realization of net operating loss or carry forward prior to expiration.

LOSS PER COMMON SHARE

Basic loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the loss of the entity. As of June 30, 2018, there were no outstanding dilutive securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level

3 measurements). The Six levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2016, the FASB issued Accounting Standards Update No. 2016-18,"Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"). The new guidance is intended to reduce diversity in practice by adding or clarifying guidance on classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting ASU 2016-18, which will only impact the Company if it has restricted cash in the future.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017.The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. Management believes that the impact of this ASU to the Company's financial statements would be insignificant.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This standard is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, U.S. GAAP lacks guidance about management's responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. Management believes that the impact of this ASU to the Company's financial statements would be insignificant.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future financial statements.

NOTE 3 - GOING CONCERN

The Company has not yet generated any revenue since inception to date and has sustained net losses of $8,930 for the year ended June 30, 2018. The Company had working capital deficits of $8,130 as of June 30, 2018. The Company had an accumulated deficit of $8,930 as of June 30, 2018. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtain additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity. However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

NOTE 5-LOAN PAYABLE – RELATED PARTY

During the year ended June 30, 2018 the Company funded operations with loans from a related party. The terms of the loan are due on demand at an interest rate of 0% per annum.   As of June 30, 2018, the company incurred $8,205 as a loan payable to related party.

NOTE 6 - STOCKHOLDERS' DEFICIT

On July 30, 2017, the Company issued 2,000,000 founders' common stock to two directors and officers pro rata as founder shares valued at $0.0001 par value per share and for a total discount of $200. On May 1, 2018, the Company issued 6,000,000 shares of common stock at par value and at a discount of $600 to two directors and officers in exchange for 100% ownership of The Hitmaker LLC.

NOTE 6-SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through June 30, 2018, the date at which the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Briarwood Entertainment Group, Inc. is pending **StartEngine Approval.**



Briarwood Entertainment Group, Inc.

Television and Film content distribution



● Small OPO   🏠 ATLANTA, GA
🏷 Film & Video
🌐 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Briarwood Entertainment Group, Inc.

Briarwood Entertainment Group was incorporated in Georgia. We are a content development, acquisition, and distribution company. We have developed relationships with content distribution companies, production companies, content producers, screen writers, and advertising companies.



Briarwood Entertainment Group approaches every situation with the end game in mind. *We pride ourselves on 3 main components which are:*

1. *Cost Efficiency and High Quality*
2. *Minimize Risk*
3. *Increase Shareholder Value*

WE RUN ON PASSION AND POTENTIAL !



"Anyone can be good but not everyone can be great. Greatness isn't born, greatness is developed. The good stops where the greats start. In order to become great one must overcome adversity, then and only then will one

must overcome adversity, then and only then will one become great!"

Mark A Jones, CEO/PRESIDENT

Briarwood focuses on the details of a project. We believe if we can identify the things that will cause us to fail and focus on the details, we will have a better chance of success. Problem solving is what we do best and we've contracted with some of the best problem solvers in the entertainment industry.

Where are we now?

Briarwood currently has a letter of intent with POP TV which is a partnership agreement between CBS and Lions Gate. POP TV is available to 73.8 million homes as of January 2016 (Source: https://en.wikipedia.org/wiki/Pop_(U.S._TV_network). We will be producing "The HitMaker"show. The HitMaker will highlight the next super producer. Producers are always the force behind the worlds greatest musical entertainers. The show will have celebrity judges known as "The HitSquad" giving pointers and professional feed back to the contestants. Producers will go head to head producing music in different genres, eliminating each producer until the first HitMaker is crowned. Who will be the next HitMaker?

Our primary focus is finding distributors for content and developing the process on how the content will be distributed. We have not yet started production or development.

Money, Work, and Brains

Briarwood Entertainment team has over **50 years of combined experience**, tremendous **work ethics** and the **knowledge and wisdom from past failures** to create, develop, and sustain a profitable business. The 3 keys to our success are influenced by **Money, Work, and Brains.**
Money- Money is the medium of exchange for goods and services
Work- mental or physical activity as a means of earning income
Brains- Intellectual Capacity and Capability.

- We believe a person can have all the **_money_** in the world and doesn't have a great work ethic or the knowledge and experience that person can not sustain a business.
- If a person has the ability to **_work_** hard but has lack of capital and doesn't have the knowledge of running a business the hard worker will find themselves working very hard to build someone else's dreams.
- People often say "**_Knowledge_** is power" but the ability to apply the knowledge is more powerful than knowledge itself. A person can be well educated but lack of money and lack of work ethics (initiative) the person will not get the business off the ground.

HitMaker and Briarwood

Connections

HitMaker LLC is a wholly owned subsidiary of Briarwood Entertainment Group, Inc. HitMaker LLC owns all licensing rights, content, and brand extensions of the HitMaker television show.

How does it all work together and how will Briarwood Entertainment Group make money?

Briarwood Entertainment Group, Inc has a Letter of Intent with POP TV for 13 episodes of the HitMaker. Briarwood would own the time slot in which HitMaker television show will be aired. Briarwood will have the ability to sell advertising slots, brand integrations, and sponsorship inside the block of airing time. Briarwood has been in discussions with several advertising brokerage companies to help sell the time slots, brand integrations and sponsorship for the HitMaker television show. Briarwood Entertainment Group, Inc. has the full right to re-license HitMaker television show to other television networks both national and international.

The Future looks bright for Briarwood Entertainment Group



The future looks bright for us

Briarwood Entertainment Group has developed strategic partnerships that will get our content to market. Our short to long term goals are:

- Film sizzle reel for the HitMaker Show- 60-90 days
- 30% Entertainment Tax Credit letter of certification with Georgia Department of Revenue- 60-90 days (currently in progress)
- Film first season of HitMaker- 90- 180 days





- Social Media and Television Marketing Campaign- 90 days
- Cast for 2nd season of HitMaker-90 days
- Lease space for own production studio-180-365 days

Our product isn't different but our process is!!

The horseless carriage (the birth of the automobile)

Karl Benz

- Born-November 25,1844- Died-April 4,1929)
- January 29,1886 received patent for first car
- Emil Jellinek created the trademark and named a car after his daughter Mercedes Jellinek
- 1926 a merger between Karl And Emil occurred and they name the company Mercedes Benz

Source: https://en.wikipedia.org/wiki/Karl_Benz



Henry Ford did not invent the car but he changed the process of manufacturing

Henry Ford

- Born June 30,1863- Died April 7,1947
- Henry Ford was backed with capital by William H Murphy and Ford Detroit Automobile Company on August 5, 1899
- 1903 Ford Company was launched with $28,000 in cash from 12 investors.
- 1913 Henry Ford installs the first moving assembly line of mass production of the entire automobile (changing the process)

Source: https://en.wikipedia.org/wiki/Henry_Ford



We believe *Briarwood Entertainment Group, Inc.* will become the Henry Ford assembly line of the television, film and music industry. We will have the ability to take a project from beginning to the end. What is the process and How do we plan to accomplish this goal?

Trust the process

What's the process?

- Market Analysis
- Production Budget
- Apply for tax credits
- Pre-Production





- Production
- Post Production
- Brand Integrations
- Marketing/ Advertising
- Distribution

How do we make it happen?

Briarwood Entertainment has developed strategic partnerships with companies such as production companies (for pre-production, production, and post production), sound stage venues, cable network stations for content distribution, social media marketing companies, accountant firms, and entertainment lawyers.

The partnerships will allow Briarwood to develop a more assembly line content process

---

Going to the next level



We have relationships with venture capital companies, hedge funds, institutional investors, broker dealers, market makers and private investors to help with future capital raises.

The Offering

Investment

$.20 share | When you invest you are betting the company's future value will exceed $1.7M.

Perks*

$500 invested will get you an invitation to participate in our live taping and a meet and greet with the cast members, judges, and staff.

*All perks occur after the offering is completed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

Invest in Our Company Today!

Have you ever been introduced or offered a product that you thought so hard about that you passed up on the opportunity? Several years later you found out that the opportunity that you passed up turns out to be a life changing situation. You regretted your decision and said "If I could, I should have, or I had an opportunity to"...

Apple was started in a garage, Facebook started in a dorm room, Amazon started out selling books, Netflix started out mailing DVD's, Walmart started out as a small store in Rogers Arkansas.The companies has all made a huge impact in our world and have employed thousands of people. We believe all of these companies focused on 2 major things:



1. **Product or content distribution**
2. **The process of how the product or content will be distributed**

Briarwood is on the move. Our primary focus is finding distributors for content and developing the process how the content will be distributed. $.20 cents can't purchase a soda or a pack of gum at the convenient store but it can purchase 1 share of stock in Briarwood Entertainment Group.



How do we foretell the future? By what we do today!!!
Together let's make the future happen!!

Come join the Briarwood team TODAY!!!



Incorporated Briarwood Entertainment Group, Inc

Company was form and Incorporated



Production of Sizzle Reel for HitMaker (Anticipated)

We are looking to produce the sizzle reel for the HitMaker television show. This process will take 5 days. It will take 2 days for pre-production, 2 days for filming and 1 day for post production.



HitMaker LLC was formed

HitMaker LLC was formed to produce award winner show HitMaker

July 2017

March 2018

April 2018

April 2018

December 2018



HitMaker Television Show

The First idea of the HitMaker show was put together and submitted to POP TV. POP TV is a joint venture between CBS and Lions Gate.



Recieved Letter of Intent from POP TV

Briarwood Entertainment Group received letter from POP TV stated they complete interest in airing the the television show "The HitMaker"

Meet Our Team








Mark A Jones

CEO/President/Founder/Director

Mark A Jones started writing songs and playing the piano at the age of 6. He was known around the city as the little boy with the big talent. Mark traveled with his mother and father playing at different churches, social events and concerts around the state of North Carolina. Upon graduating high school Mark played in several corporate bands and traveling across the country. At the age of 19 Mark Jones met Harold Ivory Williams, Senior Bishop/ Pastor of the Mt Calvary Holy Church of America. This relationship would change his life forever. Bishop Harold I. Williams recognized the potential that Mark had and began to mentor him. Mark and Harold would meet every Monday and he would teach him the process of music. This process would help Mark to look at processes in a different way. Bishop Harold I Williams was the husband of 11 time Grammy Awards, 14 Stellar Awards,18 Doves, Start on the Hollywood walk of fame, Grammy Lifetime Achievement Award winner Shirley Caesar. Mark A Jones wrote "Praise Him" on Shirley Caesar's Grammy Award winning album "Just a word". Mark would travel with both Bishop Williams and Shirley Caesar throughout the world and realized that he liked the business of music and entertainment than being an artist and a performer. Mark invested his royalties in several businesses such as: real estate, pre-owned automobile companies, barber and beauty salons, and more. In 2017 Mark took his love for music and business to Atlanta Georgia. He partnered with Super Producer Jermaine Dupri and together they formed 1946 Briarwood Holding LLC which is a real estate holding company of production studios. Mark discovered the need for distribution of content, capital for content development, and more importantly the knowledge to bridge the gap between creative passion, process and profits. Mark A Jones founded Briarwood Entertainment Group, Inc in 2017.



Marc A Robinson

Chief Operating Officer/Director

Marc A. Robinson is our Chief Operating Officer. Mr. Robinson has spent the past 20+ years in Information Technology where he has led, trained, and developed teams in various roles and responsibilities. Marc started his career in IT in 1994 shortly after graduating from ECPI School of Technology. He has grown from technician to managing various IT teams. Marc has been responsible for leading successful projects, growing the impact of other team members, managing high dollar budgets, identifying process improvement opportunities, and overall operations of a service organization. Alongside the IT experience, Mr. Robinson has charged his way as an entrepreneur through either leading or partnering with others to develop successful business models. In 2001, Marc obtained his North Carolina Life & Health license which he used to start assisting families with learning financial strategies that included buying term insurance and investing the difference. To continue connecting the financial puzzle, Marc Robinson partnered with Mark Jones in 2003 to open the doors of JM2 Real Estate Solutions and Premier Mortgage Funding where they managed to hire several staff members in addition to several mortgage officers. These companies allowed Mr. Robinson and Mr. Jones the ability to assist folks who thought there was no hope in getting a home and getting financing. Marc and Mark grew these companies to multimillion-dollar operations. As of 2017, Marc Robinson created a financial services company called Ani Financial Group that works with families and business owners to share with them ways to save money free from market risk and how to receive it tax free; two things people want but think is not possible.





Kenyatto Jones
Chief Compliance
Officer/Secretary/Director

Kenyatto M Jones is a seasoned executive whom has hands-on experience within the start-up world and is a true entrepreneur. With over 15 years of experience, Kenyatto has a proven track record of success. He has served in key roles in several successful companies, including Chief Executive Officer and Chairman of a healthy beverage company. Kenyatto also served as Vice President of Operations and Director of Customer Service for an internet technology company. Mr. Jones's ability to leverage his skills across all aspects of business proves he is a skillful and knowledgeable leader. Mr. Jones's international connections within the global investment community coupled with his intimate understanding of certain aspects of the over the counter exchange (OTC) makes him an ideal candidate for any corporation looking to scale or gain access to the capital markets. Kenyatto is a true visionary, focused on success!

Offering Summary

Maximum 535,000 shares* of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of common stock ($10,000)

Company	Briarwood Entertainment Group, Inc.
Corporate Address	1946 Briarwood Court Atlanta, GA 30329
Description of Business	Content acquisition, development, and distribution of film, television shows, and music production. We take the idea from passion to profit.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$.20 per share
Minimum Investment Amount (per investor)	$100

<u>Perks*</u>

$500 invested shall get an invitation to participate in our live tapping and a meet and greet with the cast members, judges, and staff

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Briarwood Entertainment will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of common stock at $.20 / share, you will receive 1 common stock bonus shares, meaning you'll own 11 shares for $2. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Briarwood Entertainment Group, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Control Number : 17082879

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF INCORPORATION

I, **Brian P. Kemp**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Briarwood Entertainment Group, Inc
a **Domestic Profit Corporation**

has been duly incorporated under the laws of the State of Georgia on **07/29/2017** by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **08/02/2017**.



Brian P. Kemp
Secretary of State

ARTICLES OF INCORPORATION

Electronically Filed
Secretary of State
Filing Date: 7/29/2017 12:40:52 AM

BUSINESS INFORMATION

CONTROL NUMBER	17082879
BUSINESS NAME	Briarwood Entertainment Group, Inc
BUSINESS TYPE	Domestic Profit Corporation
EFFECTIVE DATE	07/29/2017
SHARES	10000000

PRINCIPAL OFFICE ADDRESS

ADDRESS	1946 Briarwood Ct, Atlanta, GA, 30329, USA

REGISTERED AGENT'S NAME AND ADDRESS

NAME	**ADDRESS**
Briarwood Holdings Group, Inc.	1946 Briarwood Ct, Dekalb, Atlanta, GA, 30329, USA

INCORPORATOR(S)

NAME	**TITLE**	**ADDRESS**
Mark Jones	INCORPORATOR	PO Box 82353, Conyers, GA, 30013, USA
Quintin Wilcox	INCORPORATOR	PO Box 49413, Atlanta, GA, 30359, USA

OPTIONAL PROVISIONS

N/A

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	Mark Jones, CEO
AUTHORIZER TITLE	Incorporator

ARTICLES OF RESTATEMENT

TO

ARTICLES OF INCORPORATION

OF

BRIARWOOD ENTERTAINMENT GROUP, INC

Pursuant to Section 14-2-1007 of the Georgia Business Corporation Code, the corporation hereinafter named does hereby adopt the following Articles of Restatement.

1. The name of the corporation is Briarwood Entertainment Group, Inc (the "Corporation"). The Corporation is organized under the laws of the State of Georgia.

2. The Articles of Incorporation as hereby amended is attached hereto as Exhibit A and made a part hereof.

3. The restatement herein provided for contains an amendment requiring shareholder approval.

4. The Articles of Incorporation are hereby amended and restated as set forth in Exhibit A and made a part hereof.

5. The amendments and the restatement herein provided for were duly adopted by all of the shareholders and the Board of Directors of the Corporation on August 21, 2018, in accordance with the provisions of Sections 14-2-1003 and 14-2-1007 of the Georgia Business Corporation Code.

6. The effective time and date of these Articles of Restatement shall be upon filing with the Secretary of State.

IN WITNESS WHEREOF, Briarwood Entertainment Group, Inc has caused these Articles of Restatement to be executed and sealed by its duly authorized officer on this 21st day of August, 2018.

BRIARWOOD ENTERTAINMENT GROUP, INC

By: _____
Name: Kenyatto M. Jones
Title: Secretary

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
BRIARWOOD ENTERTAINMENT GROUP, INC

ARTICLE 1.

The name of the corporation is "Briarwood Entertainment Group, Inc".

ARTICLE 2.

The corporation shall have perpetual duration.

ARTICLE 3.

The object of the corporation is pecuniary gain, and the general nature of the business to be transacted is:

(a) To purchase or otherwise acquire and to own and hold, to the extent permitted by State and Federal law, the capital stock of any one or more banks, trust companies and/or banking corporations now existing or henceforth organized, and to exercise and enjoy any and all lawful rights, powers, privileges and other incidents of ownership with respect to all such stock;

(b) To engage directly or indirectly in any lawful businesses, enterprises, ventures and other activities as the Board of Directors of the corporation may from time to time deem to be profitable or advantageous to the corporation but not incompatible with the foregoing, including but not limited to bank-related activities such as investment and financial counseling, management consulting and services, bookkeeping, computer and data processing services, rental of personal property and equipment, fiduciary and custodian services, brokerage of loans and insurance, real estate development and management, and securities investment, whether acting directly in its own behalf, in partnership or other relationship with others, through subsidiary or affiliated corporations, as agent or broker for others, or otherwise;

(c) To purchase, subscribe for or otherwise acquire and own, hold, use, sell, assign, transfer, mortgage, pledge, exchange, create security interest in, or otherwise dispose of and generally deal in real and personal property of every kind and description, including good will, trade names, rights and franchises, and including shares of stock, certificates or other interests in voting trusts for shares of stock, or any bonds, debentures, notes, evidences of indebtedness, and other securities, contracts or obligations of any banking or other securities, contracts or obligations of any banking or other corporation or association organized under the laws of the State of Georgia or the United States of America or any other state or district or county, nation or government, and to pay therefor in whole or in part in cash or by exchanging therefor stocks, bonds, or other evidences of indebtedness or securities of this or any other corporation; and while the owner or holder of any such real or personal property, stocks, bonds, debentures, notes, evidences of indebtedness or other securities, contracts or obligations, to receive, collect and dispose of the interest, dividends and income arising therefrom, and to possess and exercise in respect thereof, all of the rights, powers and privileges of ownership, including all voting powers on any stocks, voting trust certificates, or other securities so owned; and in connection with any acquisition, disposition, pledge or other act of ownership with regard to any such stocks, securities or other property, whether tangible or intangible, to assume or guarantee performance of any liabilities, obligations or contracts of any persons, firms, corporations or associations;

(d) To organize or promote or facilitate the organization of, and participate in the operation of, any corporation, association, partnership, syndicate or other entity formed for the purpose of transacting, promoting or carrying on any lawful business;

(e) To merge, consolidate, dissolve, wind up or liquidate any corporation, association or other entity which this corporation may organize, purchase or otherwise acquire or have an interest in, or to cause the same to be merged, consolidated, dissolved, wound up or liquidated;

(f) To aid, either by loans or by guaranty of securities or in any other manner, any corporation, association, business, enterprise, venture, or voting trust, domestic or foreign, any shares of stock in which or any bonds, debentures, notes, securities, evidences of indebtedness, contracts or obligations of which are held by this corporation, directly or indirectly, or in which, or in the welfare of which, this corporation shall have any interest, and to do any acts designed to protect, preserve, improve or enhance the value of any property at any time held or controlled by it or in which it may at any time be interested, directly or indirectly, through other corporations or otherwise;

(g) To make equity and debt investments in corporations or projects designed primarily to promote community welfare, such as economic rehabilitation and development of depressed or blighted areas;

(h) To do all things necessary, suitable or proper for the accomplishment of any such purpose or objective of the corporation aforesaid; and

(i) The corporation shall have all of the powers and shall enjoy all of the rights, privileges and immunities as provided under the Georgia Business Corporation Code.

ARTICLE 4.

The maximum number of shares of capital stock that the corporation shall be authorized to have outstanding at any time shall be 160,000,000 shares. The corporation shall have the authority to issue (i) 150,000,000 shares of common stock, par value of $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share. The corporation may acquire its own shares and shares so acquired shall become treasury shares. In accordance with the provisions of the Georgia Business Corporation Code, the Board of Directors may determine the preferences, limitations and relative rights of (i) any preferred stock before the issuance of any shares of preferred stock and (ii) one or more series of preferred stock, and designate the number of shares within that series, before the issuance of any shares of that series.

The common stock of the corporation shall have the following voting rights: every holder of record of the common stock shall be entitled to one (1) vote in person or by proxy on each matter submitted to a vote at a meeting of shareholders for each share of the common stock held of record by such holder as of the record date of such meeting.

Creation of and Designation of Series A Preferred Stock: The powers, rights, and preferences and the qualifications, limitations and restrictions thereof of the Series A Preferred Stock are as set forth in Designation A attached hereto and incorporated by reference herein.

ARTICLE 5.

No shareholder of the corporation shall have any pre-emptive right to purchase, subscribe for or otherwise acquire any shares of stock of any class of the corporation, or any series of any class, or any options, rights or warrants to purchase shares of any class, or any series of any class, or any other securities of the corporation convertible into or carrying an option to purchase shares of any class, or any series of any class, whether now or hereafter authorized, and the Board of Directors of the corporation may authorize the issuance of shares of stock of any class, and series of the same class, or options, rights, or warrants to purchase shares of any class, or any series of any class, or any securities convertible into or carrying an option to purchase shares of any class, or any series of any class, without offering such issue of shares, options, rights, warrants or other securities, either in whole or in part, to the shareholders of the corporation.

ARTICLE 6.

The Board of Directors of the corporation may authorize the issuance of bonds, debentures and other evidences of indebtedness of the corporation and may fix all the terms thereof, including, without limitation, the convertibility thereof into shares of stock of the corporation of any class, or any series of the same class.

ARTICLE 7.

Each member of the Board of Directors of the corporation shall be elected at the annual meeting or special meeting of shareholders and shall hold office for a term of one year and until his or her successor is duly elected and qualified or until his or her earlier retirement, resignation, removal or death. Any vacancy occurring on the board of directors shall be filled in accordance with the provisions of these Articles of Incorporation. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors then in office or by election at an annual meeting or at a special meeting of the stockholders held for that purpose. The term of such director shall be in accordance with the provisions of the corporation's Articles of Incorporation.

ARTICLE 8.

The shareholder vote required to: (i) approve: (a) any merger or consolidation of the corporation with or into any other corporation; or (b) the sale, lease, exchange or other disposition of all, or substantially all, of the assets of the corporation to or with any other corporation, person or entity, with respect to which the approval of the corporation's shareholders is required by the provisions of the corporate laws of the State of Georgia; (ii) fix, from time to time, the number of members of the Board of Directors of the corporation; (iii) remove a member of the Board of Directors of the corporation; (iv) call a special meeting of the shareholders of the corporation; (v) alter, delete rescind or amend any provision of the corporation's bylaws, as amended; and (vi) alter, delete, rescind or amend any provision of the corporation's Articles of Incorporation, as amended, shall be the affirmative vote by the holders of shares representing at least 66 2/3% of the votes entitled to be cast by the holders of all of the issued and outstanding common and preferred stock of the corporation.

ARTICLE 9.

Any action required by law or permitted to be taken at any shareholders' meeting may be taken without a meeting if, and only if, written consent, setting forth the action so taken, shall be signed by 66 2/3% of the shareholders of record of common stock and preferred of the corporation entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders and shall be filed with the Secretary and recorded in the Minute Book of the corporation.

(a) The Board of Directors of the corporation may, if it deems it advisable, oppose a tender or other offer for the corporation's securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any pertinent issues; by way of illustration, but not of limitation, the Board of Directors may, but shall not be legally obligated to, consider all or any of the following:

> (i) whether the offer price is acceptable based on the historical and present operating results or financial condition of the corporation;

> (ii) whether a more favorable price could be obtained for the corporation's securities in the future;

> (iii) the impact which an acquisition of the corporation would have on the employees, depositors and customers of the corporation and its subsidiaries and the communities which they serve;

> (iv) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the corporation and its subsidiaries and the future value for the corporation's stock;

> (v) the value for the securities, if any, that the offeror is offering in exchange for the corporation's securities, based on an analysis of the worth of the corporation as compared to the offeror or any other entity whose securities are being offered; and

> (vi) any antitrust or other legal or regulatory issues that are raised by the offer.

(b) If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: (i) advising shareholders not to accept the offer; (ii) litigation against the offeror; (iii) filing complaints with governmental and regulatory authorities; (iv) acquiring the corporation's securities; (v) selling or otherwise issuing authorized but unissued securities of the corporation or treasury stock or granting options or rights with respect thereto; (vi) acquiring a company to create an antitrust or other regulatory problem for the offeror; and (vii) soliciting a more favorable offer from another individual or entity.

Creation of and Designation of Series A Preferred Stock: The powers, rights, and preferences and the qualifications, limitations and restrictions thereof of the Series A Preferred Stock are as set forth in Designation A attached hereto and incorporated by reference herein.

ARTICLE 5.

No shareholder of the corporation shall have any pre-emptive right to purchase, subscribe for or otherwise acquire any shares of stock of any class of the corporation, or any series of any class, or any options, rights or warrants to purchase shares of any class, or any series of any class, or any other securities of the corporation convertible into or carrying an option to purchase shares of any class, or any series of any class, whether now or hereafter authorized, and the Board of Directors of the corporation may authorize the issuance of shares of stock of any class, and series of the same class, or options, rights, or warrants to purchase shares of any class, or any series of any class, or any securities convertible into or carrying an option to purchase shares of any class, or any series of any class, without offering such issue of shares, options, rights, warrants or other securities, either in whole or in part, to the shareholders of the corporation.

ARTICLE 6.

The Board of Directors of the corporation may authorize the issuance of bonds, debentures and other evidences of indebtedness of the corporation and may fix all the terms thereof, including, without limitation, the convertibility thereof into shares of stock of the corporation of any class, or any series of the same class.

ARTICLE 7.

Each member of the Board of Directors of the corporation shall be elected at the annual meeting or special meeting of shareholders and shall hold office for a term of one year and until his or her successor is duly elected and qualified or until his or her earlier retirement, resignation, removal or death. Any vacancy occurring on the board of directors shall be filled in accordance with the provisions of these Articles of Incorporation. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors then in office or by election at an annual meeting or at a special meeting of the stockholders held for that purpose. The term of such director shall be in accordance with the provisions of the corporation's Articles of Incorporation.

ARTICLE 8.

The shareholder vote required to: (i) approve: (a) any merger or consolidation of the corporation with or into any other corporation; or (b) the sale, lease, exchange or other disposition of all, or substantially all, of the assets of the corporation to or with any other corporation, person or entity, with respect to which the approval of the corporation's shareholders is required by the provisions of the corporate laws of the State of Georgia; (ii) fix, from time to time, the number of members of the Board of Directors of the corporation; (iii) remove a member of the Board of Directors of the corporation; (iv) call a special meeting of the shareholders of the corporation; (v) alter, delete rescind or amend any provision of the corporation's bylaws, as amended; and (vi) alter, delete, rescind or amend any provision of the corporation's Articles of Incorporation, as amended, shall be the affirmative vote by the holders

**DESIGNATIONS, POWERS, PREFERENCES,
LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS**

OF

SERIES A PREFERRED STOCK

OF

BRIARWOOD ENTERTAINMENT GROUP, INC

I.   DESIGNATION AND AMOUNT

    a. Briarwood Entertainment Group, Inc (the "Corporation") hereby designates a series of preferred stock as "Series A Preferred Stock" in the amount of ten (10) million shares (the "Series A Preferred Stock").

II. VOTING

    a. The shares of outstanding Series A Preferred Stock shall have the right to take action by written consent or vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series A Preferred Stock shall always constitute sixty-six and two thirds (66 2/3rds) of the voting rights of the Corporation. The 66 2/3rds voting rights may be exercised by vote or written consent based on the will of eighty percent (80%) of the holders of Series A Preferred Stock. Except as otherwise required by law or by the Articles of Incorporation of which this designation is a part, the holders of shares of common stock and Series A Preferred Stock shall vote together and not as separate classes.

III. CONVERSION

    a. Shares of Series A Preferred Stock shall not be convertible into the Corporation's Common Stock, nor shall such shares have any liquidation or dividend preference over the Corporation's common stock.

VI. NOTICES

    a. Any notice required or permitted by the provisions of this Article to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Georgia Business Corporation Code and shall be deemed sent upon such mailing or electronic transmission.

VII.   NO OTHER RIGHTS DESIGNATED

a. Except as expressly designated herein, there are no other rights or preferences related to the Series A Preferred Shares, including without limitation any rights to dividends, liquidation preferences, or seniority to other classes and series of stock.

*   *   *